Nasdaq Regulation



William Slattery, CFA
Vice President
Listing Qualifications

February 16, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 16, 2021 The Nasdaq Stock Market (the "Exchange") received from CLIP INTERACTIVE, LLC* (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.001 par value per share
Series A Warrants, each warrant exercisable for one share of common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

*Clip Interactive, LLC, a limited liability company organized under the laws of Colorado, is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the listing on The NASDAQ Stock Market LLC, Clip Interactive, LLC will be converted into a corporation organized under the laws of Delaware, pursuant to the Delaware Limited Liability Company Act Section 18-216 and the General Corporation Law of the State of Delaware Section 265 and renamed Auddia Inc. The Common Stock and Series A Warrants to be listed on The NASDAQ Stock Market LLC and referred to herein are securities of Auddia Inc.